UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT

For the quarter ended September 30, 2005

Filed Pursuant to Rule 58 of the Public Utility Holding Company

Act of 1935

ALLIANT ENERGY CORPORATION

4902 N. Biltmore Lane

Madison, Wisconsin 53718-2132

608-458-3311

ALLIANT ENERGY CORPORATION

FORM U-9C-3

For the Quarter Ended September 30, 2005

CONTENTS

Page

ITEM 1 - Organization Chart	3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions	5

ITEM 3 - Associate Transactions	6

ITEM 4 - Summary of Aggregate Investment	7

ITEM 5 - Other Investments	8

ITEM 6 - Financial Statements and Exhibits	8

SIGNATURES	8

EXHIBIT A	9

ITEM 1 - ORGANIZATION CHART

(As of September 30, 2005)

Name of Company (Organization Chart Hierarchy) (Inactive companies denoted with (*)) (Reporting companies denoted with (**))	Energy- or Gas -Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business (a)
Alliant Energy Corporation	N/A	N/A	N/A	N/A	N/A
Alliant Energy TransCo LLC	N/A	N/A	N/A	N/A	N/A
TRANSLink Development Company LLC (*) (**)	Energy	6/7/02	Delaware	16%	(vii) – 4
Distribution Vision 2010, LLC (**)	Energy	10/2/01	Delaware	21%	(vii) – 3
Wisconsin Power and Light Company	N/A	N/A	N/A	N/A	N/A
Dais Analytic Corporation (**)	Energy	4/19/93	New York	‹1%	(ii)
Alliant Energy Resources, Inc.	N/A	N/A	N/A	N/A	N/A
ADI Thermal Power Corporation (**)	Energy	8/11/97	Washington	4%	(ii)
Alliant Energy EPC, LLC (**)	Energy	5/24/04	Wisconsin	100%	(vii) – 5
CellTech Power, Inc. (**)	Energy	5/1/00	Delaware	1%	(ii)
Nth Power Technologies Fund II, LP (**)	Energy	2/25/00	California	8%	(ii)
STM Power, Inc. (**)	Energy	3/17/03	Delaware	‹ 1%	(ii)
Alliant Energy Integrated Services Company	N/A	N/A	N/A	N/A	N/A
Industrial Energy Applications, Inc. (**)	Energy	9/22/83	Iowa	100%	(i)
RMT, Inc. (**)	Energy	7/29/83	Wisconsin	100%	(vii) – 1
RMT North Carolina, Inc. (**)	Energy	4/6/69	North Carolina	100%	(vii) – 1
RMT, Inc., Michigan (**)	Energy	12/15/95	Michigan	100%	(vii) – 1
RMT International, Inc. (**)	Energy	10/9/97	Wisconsin	100%	(vii) – 1
Alliant Energy Synfuel LLC	N/A	N/A	N/A	N/A	N/A
Kaufman & Broad-Nexgen LLC	N/A	N/A	N/A	N/A	N/A
West Virginia Synfuel LP	N/A	N/A	N/A	N/A	N/A
Alpha Synfuel LLC	N/A	N/A	N/A	N/A	N/A
New River Synfuel LLC (**)	Energy	3/9/98	Colorado	22%	(vi)
Heartland Energy Group, Inc. (*) (**)	Energy	6/1/95	Wisconsin	100%	(v)
Industrial Energy Applications Delaware, Inc.	N/A	N/A	N/A	N/A	N/A
Oak Hill Pipeline LP (**)	Energy	4/1/97	Texas	99%	(ix) – 1
Alliant South Texas Pipeline, LP (**) (Also owned by Alliant Energy Field Services, LLC)	Energy	4/20/99	Texas	99%	(ix) – 1
Alliant Energy Desdemona, LP (**) (Also owned by Alliant Energy Field Services, LLC)	Energy	2/14/00	Delaware	99%	(ix) – 1
Bastian Bay Pipeline, LP (*) (**) (Also owned by Alliant Energy Field Services, LLC)	Energy	8/31/00	Texas	90%	(ix) – 1
Alliant Energy Field Services, LLC	N/A	N/A	N/A	N/A	N/A
Alliant South Texas Pipeline, LP (**) (Also owned by Industrial Energy Applications Delaware, Inc.)	Energy	4/20/99	Texas	99%	(ix) – 1
Alliant Energy Desdemona, LP (**) (Also owned by Industrial Energy Applications Delaware, Inc.)	Energy	2/14/00	Delaware	99%	(ix) – 1
Bastian Bay Pipeline, LP (*) (**) (Also owned by Industrial Energy Applications Delaware, Inc.)	Energy	8/31/00	Texas	90%	(ix) – 1
NG Energy Trading, LLC (*) (**)	Energy	9/26/00	Oklahoma	50%	(v)
Alliant Energy Investments, Inc.	N/A	N/A	N/A	N/A	N/A
Heartland Energy Services, Inc.	N/A	N/A	N/A	N/A	N/A
ReGENco LLC (**)	Energy	4/19/99	Wisconsin	30%	(vii) – 2
Alliant Energy Transportation, Inc.	N/A	N/A	N/A	N/A	N/A
Williams Bulk Transfer Inc. (**)	Energy	4/27/99	Iowa	100%	(ix) – 2

N/A – Not applicable

(a)	The following abbreviations were used:

Abbreviation	Nature of Business

(i)	Energy management services
(ii)	Development and commercialization of innovative electro technologies
(v)	Brokering and marketing of energy commodities – natural gas
(vi)	Production of alternative fuels
(vii) – 1	Environmental licensing, testing, and remediation services
(vii) – 2	Integrated turbine and generator services
(vii) – 3	Distribution system research and development
(vii) – 4	Transmission system maintenance and operations
(vii) – 5	Engineering and construction services
(ix) – 1	Fuel transportation facilities services
(ix) – 2	Fuel handling and storage facilities services

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:

Investment level at September 30, 2005

Company Issuing Security	Type of Security Issued	Principal Amount of Security (in thousands)	Person to Whom Security was Issued (1)
ADI Thermal Power Corporation	Common stock	$200	Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP	Partnership capital	$678	Industrial Energy Applications Delaware, Inc.
	Partnership capital	$1	Alliant Energy Field Services, LLC
Alliant South Texas Pipeline, LP	Partnership capital	$3,902	Industrial Energy Applications Delaware, Inc.
	Partnership capital	$6	Alliant Energy Field Services, LLC
CellTech Power, Inc.	Series A preferred stock	$252	Alliant Energy Resources, Inc.
Dais Analytic Corporation	Common stock	$90	Wisconsin Power and Light Company
Distribution Vision 2010, LLC	Capital	$200	Alliant Energy Corporation
Heartland Energy Group, Inc.	Common stock	$5,011	Alliant Energy Integrated Services Company
	Money pool borrowings	$1,413	Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.	Common stock	$21,060	Alliant Energy Integrated Services Company
	Money pool borrowings	$17,506	Alliant Energy Resources, Inc.
New River Synfuel LLC	Capital	$84,488	Alpha Synfuel LLC
Nth Power Technologies Fund II, LP	Partnership capital	$8,900	Alliant Energy Resources, Inc.
Oak Hill Pipeline LP	Partnership capital	$849	Industrial Energy Applications Delaware, Inc.
ReGENco LLC	Class A units	$1,083	Heartland Energy Services, Inc.
	Class B units	$167	Heartland Energy Services, Inc.
RMT, Inc. (2)	Common stock	$11,822	Alliant Energy Integrated Services Company
STM Power, Inc.	Series B preferred stock	$2,500	Alliant Energy Resources, Inc.
TRANSLink Development Company LLC	Capital	$288	Alliant Energy TransCo LLC
	Loan	$2,149	Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.	Common stock	$3,001	Alliant Energy Transportation, Inc.
	Money pool borrowings	$1,402	Alliant Energy Resources, Inc.

(1) Associate companies.

(2) Includes RMT, Inc.; RMT North Carolina, Inc.; RMT, Inc., Michigan; and RMT International, Inc.

ITEM 3 - ASSOCIATE TRANSACTIONS

For the Quarter Ended September 30, 2005

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in thousands)	Indirect Costs Charged (in thousands)	Cost of Capital (in thousands)	Total Amount Billed (in thousands)
RMT	WP&L	Environmental consulting	$795	$-	$-	$795
RMT	IEA	Environmental consulting	112	-	-	112
RMT	IP&L	Environmental consulting	122	-	-	122
RMT	AEG	Environmental consulting	1	-	-	1
RMT	Sheboygan	Environmental consulting	16	-	-	16
RMT	AE EPC	Environmental consulting	658	-	-	658
RMT	Neenah	Environmental consulting	13	-	-	13
ReGENco	WP&L	Integrated turbine & generator services	191	-	-	191
ReGENco	AEG	Storage lease, handling & maintenance	61	-	-	61

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in thousands)	Indirect Costs Charged (in thousands)	Cost of Capital (in thousands)	Total Amount Billed (in thousands)
RMT	IEA	Environmental consulting	$112	$-	$-	$112
RMT	AE EPC	Environmental consulting	658	-	-	658

(a)	The following abbreviations were used:

Abbreviation	Legal Name	Abbreviation	Legal Name
AE EPC	Alliant Energy EPC, LLC	ReGENco	ReGENco LLC
AEG	Alliant Energy Generation, Inc.	RMT	RMT, Inc.
IEA	Industrial Energy Applications, Inc.	Sheboygan	Sheboygan Power, LLC
IP&L	Interstate Power and Light Company	WP&L	Wisconsin Power and Light Company
Neenah	Alliant Energy Neenah, LLC

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Dollars in thousands)

Investments in energy-related companies:

Total consolidated capitalization as of September 30, 2005 (a)	$5,054,600	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	758,190	Line 2
Greater of $50 million or total capitalization multiplied by 15% (Line 2)	758,190	Line 3
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
Energy-related business category i	-
Energy-related business category ii	13,042
Energy-related business category iii	-
Energy-related business category iv	-
Energy-related business category v	3,135
Energy-related business category vi	93,255
Energy-related business category vii	5,387
Energy-related business category viii	20,918 (b)
Energy-related business category ix	8,990
Energy-related business category x	-
Total current aggregate investment	____________________________ 144,727	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)	$613,463	Line 5

Investments in gas-related companies:

Total current aggregate investment (categorized by major line of gas-related business):
Gas-related business category i	$-
Gas-related business category ii	-
____________________________________________
Total current aggregate investment	$-

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and short-term debt (variable rate demand bonds and commercial paper).

(b) Represents $20,918,000 of payments and commitments to purchase generation equipment that Alliant Energy intends to use to develop a qualifying facility.

ITEM 5 - OTHER INVESTMENTS

(Dollars in thousands)

Major Line Of Energy-Related Business	Other Investment In Last U-9C-3 Report	Other Investment In This U-9C-3 Report	Reason for Difference In Other Investment
Energy-related business category i*
Industrial Energy Applications, Inc.	$39,044	$38,565	In the third quarter of 2005, Industrial Energy Applications, Inc. repaid $479 of money pool borrowings to Alliant Energy Resources, Inc.
Energy-related business category v*
Heartland Energy Group, Inc.	$3,289	$3,289	No change.
Energy-related business category vii*
RMT, Inc. (1)	$11,822	$11,822	No change.
Energy-related business category ix*
Oak Hill Pipeline LP	$849	$849	No change.

*Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 – Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

(1) Includes RMT, Inc.; RMT North Carolina, Inc.; RMT, Inc., Michigan; and RMT International, Inc.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

A.	FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.	EXHIBITS:

1.	Exhibit A - Certificate of Alliant Energy Corporation

2.	Copies of contracts required by Item 3:

None.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of November 2005.

ALLIANT ENERGY CORPORATION

Registrant

By: /s/ John E. Kratchmer	Vice President-Controller and Chief Accounting Officer
John E. Kratchmer	(Principal Accounting Officer)

Exhibit A

ALLIANT ENERGY CORPORATION

4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board

350 Maple Street

Des Moines, Iowa 50319-0069

Illinois Commerce Commission

527 E. Capitol Avenue

Springfield, Illinois 62701

Minnesota Public Utilities Commission

121 7th Place E. Suite 350

St. Paul, MN 55101-2147

Public Service Commission of Wisconsin

610 North Whitney Way, P.O. Box 7854

Madison, Wisconsin 53707-7854

ALLIANT ENERGY CORPORATION

Registrant

By: /s/ John E. Kratchmer	Vice President-Controller and Chief Accounting Officer
John E. Kratchmer	(Principal Accounting Officer)